UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: November 22, 2022

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 4.01 CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANTS

On  November 22, 2022, the Audit Committee of ICTS International N.V. (“ICTS”) appointed Mazars USA, LLP (Mazars) as its independent registered public  principal auditor for the year ended December 31, 2022. Prior to the appointment Mazars was not contacted or retained regarding application of accounting principal, audit opinions or any written or oral report or advice. There were no discussions on disagreements or reportable events.

The Audit Committee of ICTS has provided Mazars with a copy of this Form 6-K .

The Company intends to use this Form 6-K to satisfy its reporting obligation under Item 16F(a) of its Form 20-F for the year ended December 31, 2022 to the extent provided in and permitted by Paragraph 2 of the instructions to Item 16F of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Alon Raich
Alon Raich, Managing Director & Chief Financial Officer

Dated November 22, 2022